

June 24, 2013

Via E-mail
Mr. Hans E. Vanden Noort
Chief Financial Officer
Rayonier Inc.
1301 Riverplace Boulevard
Jacksonville, FL 32207

> **Re:** **Rayonier Inc.**
> **Form 10-K**
> **Filed February 26, 2013**
> **File No. 001-06780**

Dear Mr. Vanden Noort:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 36

1.   We note your disclosure of interest rate risk as it relates to the fair market value of long-term fixed rate debt. Please expand your discussion to address interest rate risk as it relates to your variable rate debt. Refer to Item 305 of Regulation S-K.

Consolidated Statements of Income and Comprehensive Income, page F-5

2.   Please remove dividends per share from the face of the income statement. This information may be presented in a note to the consolidated financial statements. Refer to ASC 260-10-45-5.

Note 16. Contingencies, page F-29

3.   We note the anti-dumping investigation initiated by MOFCOM. In future filings, please confirm to us that you will elaborate upon this investigation by providing any new information regarding the progress of the investigation, providing an estimated range of loss and accrual in the financial statements when necessary in accordance with ASC 450-20. Please also tell us if, and to what extent, you believe the actions taken by MOFCOM will impact your future export business with China. This disclosure should also be made in the MD&A for all periods in which the investigation is ongoing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief